February 14, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Cash

Re:	Foundation Building Materials, Inc.
Form 10-K for the year ended December 31, 2016 Filed March 28, 2017
File No. 1-38009

Foundation Building Materials, Inc. (the “Company”) hereby responds to the comment letter dated January 10, 2018, related to the above-referenced filings, as follows. Each SEC staff comment is repeated for reference, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2016

LSF9 Cypress Holdings, LLC

Consolidated Statement of Operations, page 68

1.	We note your response to prior comment two. Please more clearly address the following:

•	Explain why you believe your current presentation complies with SAB Topic 11:B; and

•	Tell us the percentage of sales that were dropped shipped from manufacturers directly to customers during each period presented.

RESPONSE:

The Company notes that it discloses in Note 2 on page 78 of its consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2016, that “cost of goods sold includes the cost of merchandise, inbound freight, inventory provisions, vendor discounts and vendor rebates.” The Company respectfully submits that it believes its gross profit presentation is in accordance with GAAP and SAB Topic 11:B. SAB Topic 11:B states that a company should not include a figure of income, such as gross profit, that excludes depreciation from cost of sales. In the Company's case, as discussed in greater detail below, there is no depreciation or amortization to include in cost of sales because the depreciation and amortization incurred does not relate to the costs of acquiring the inventory and therefore, the Company believes its presentation of gross profit is in accordance with GAAP.

The Company notes that all of its locations, of which over 90% are leased, operate as retail locations where customers can walk in and buy products or call the location and place an order telephonically. The Company also advises the Staff that it does not have distribution centers apart from its retail locations. The main function of a given location is to generate sales, and all sales are to the end user of the Company's product. Each location is staffed with the following types of employees: sales, administrative, delivery and branch manager, and each employee at a location supports the retail efforts for that location. Given that each location's ultimate function is to generate or support sales at that location, the Company believes all costs associated with a location, including any depreciation and amortization, are properly classified as selling, general and administrative (SG&A) costs. The majority of depreciation at each location relates to delivery trucks and delivery equipment. For the year ended December 31, 2016, total depreciation and amortization was $51.4 million, of which $16.5 million was for depreciation and $38.9 million for amortization. Of the $16.5 million for depreciation, $15.9 million, or 96.4%, related to our retail locations and the remaining $0.6 million related to administrative offices. The Company's amortization relates to its intangible assets, which are not associated with cost of goods sold. Inventory is received by a location from the Company's suppliers in its final saleable condition; therefore, there are no additional costs to include in the cost of sales line item, other than the costs that are currently included, which are the cost of merchandise, inbound freight, inventory provisions, vendor discounts and vendor rebates. Finally, the Company notes its depreciation and amortization is entirely related to SG&A and none of it is inventoriable, a fact the Company will disclose in the notes to its consolidated financial statements to be included in its 2017 10-K.

ASC 330-10-30-14 provides that financial statements will be more useful if uniform methods of inventory pricing are adopted by all entities within a given industry. The Company believes the principle reflected in this guidance should be applied to its presentation of cost of goods sold and gross profit given that the Company’s most directly comparable public company peer uses the same presentation. Given the similarities in the businesses of the Company and this peer (both are distributors of wallboard, suspended ceiling systems, metal framing and other products), analysts and investors often ask the Company for clarification or additional information on certain metrics to better compare data points between the two companies.

The Company respectfully submits that because there is no depreciation and amortization to include in cost of sales, as noted above, the Company believes its presentation of gross profit is in accordance with GAAP and SAB Topic 11:B.

Separately, the Company notes that it does not track drop shipments separately, but estimates that for all periods presented in the 2016 10-K, 2% to 3% of net sales are shipped directly from the manufacturer to the customer, whether transported by the Company's trucks or a third-party logistics provider.

Notes to the Consolidated Financial Statements

5. Income Taxes, page 87

2.	We note your response to prior comment five. Please revise your proposed disclosures to more clearly address the following:

•	Provide quantified information as to the specific time periods/time frames when tax carryforwards will expire;

•	Quantify deferred tax liabilities related to goodwill for which the period of reversal may be unknown; and

•
Quantify the extent to which you are relying on generating any future taxable income to fully realize your deferred tax assets and, if applicable, explain your basis for assuming future taxable income in light of cumulative losses during the periods presented.

RESPONSE:

Set forth below is the Company's original response to your prior comment four, marked to show the Company's proposed revisions in response to your further comments noted above (underlined text indicating new text added; ~~strikethrough text~~ indicating deleted text).

If included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, the expanded disclosure, as further revised hereby, would have been included on page 88 and would have read as follows:

The Company’s net operating loss carryforwards begin to expire in 2019 and continue to expire through 2036. Federal net operating loss carryforwards of $49.4 million will expire between 2032 - 2036 if unused and state net operating loss carryforwards of $57.3 million will expire between 2019 - 2036 if unused. These carryforwards will expire as follows (in millions):

Expiration Years	Federal	State
2019-2024	$—	$2.5
2025-2030	—	13.5
2031-2036	49.4	41.3
	$49.4	$57.3

To determine whether the Company needed a tax valuation allowance, the Company reviewed negative and positive evidence. Negative evidence included pre-tax losses of $43.1 million for the year ended December 31, 2016 and $12.7 million for the successor period from October 9, 2015 to December 31, 2015. For the year ended December 31, 2016 and the successor period from October 9, 2015 to December 31, 2015, the Company had federal tax losses of $39.4 million and $2.7 million, respectively.

Positive evidence included the following items:

•
The Company has sufficient taxable temporary differences, excluding those associated with indefinite lived assets and goodwill, to enable the use of the tax benefits of operating loss carryforwards and deductible temporary differences, irrespective of other sources of future taxable income. More specifically, the Company is in a net deferred tax liability, or DTL, position (after excluding those associated with indefinite lived assets and goodwill) in the United States and Canada~~.~~ as a result of ~~There are~~ substantial DTLs for depreciable property and equipment, and amortizable intangible assets that will offset the reversal of the deferred tax assets, or DTAs, in the future before the expiration of any DTAs.

•	Consolidated deferred tax liabilities associated with indefinite lived assets and goodwill were $7.5 million at December 31, 2016.

•	~~Based on an analysis of the Company’s current and future reversals of existing taxable~~

~~temporary differences, the available reversing amounts will materially impact the utilization of the DTA balance; and~~

•
~~The Company believes executing its strategy and business plan, in addition to current favorable economic conditions, will help the Company generate taxable income in future years. The Company believes it will generate taxable income as it continues to execute on its strategy of growing organically and via acquisitions while continuing to leverage its purchasing power and operational efficiencies. Also, in favorable economies, there generally is growth in construction activity that generates demand for building materials leading to improved profitability for the Company, which allows the Company to utilize the net operating loss carryforwards that were generated from October 9, 2015 through December 31, 2016.~~

Based on the negative and positive evidence reviewed, the Company has determined that a tax valuation allowance was not necessary as of December 31, 2016.

While no tax valuation was recorded as of December 31, 2016, the Company would like to inform the Staff that at December 31, 2017, the Company will be recording a tax valuation allowance for state net operating loss carryforwards due to a legal entity reorganization that occurred at the end of 2017. The Company will make this disclosure in its Annual Report on Form 10-K for 2017.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (714) 380-3127.

Sincerely,
/s / John Gorey
John Gorey
Chief Financial Officer